August 3, 2009	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA IDEA

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on the Registration Statement on Form N-14 of EQ Advisors

Trust (File Nos. 333-159884 and 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are comments that you provided on July 6, 2009 concerning the Registration Statement on Form N-14 (the “Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2009, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the definitive Combined Proxy Statement/Prospectus (“Proxy Statement/Prospectus”) and Statement of Additional Information (“SAI”) as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

GENERAL

1.	When incorporating other documents or filings by reference in the Proxy Statement/Prospectus or SAI, please be sure to include applicable file numbers. See General Instruction G of Form N-14.

The Trust has included file numbers where applicable.

2.	Please clarify whether information regarding the Acquiring Portfolios will be incorporated by reference. Otherwise, please confirm that all information regarding the Acquiring Portfolios has been provided.

The Trust has not made any changes in response to this comment. The Trust confirms its belief that the current disclosure provides all required information regarding the Acquiring Portfolios.

Sonny Oh

August 3, 2009

3.	For each of the “Dear Contractholder” letter, the “Notice of Special Meeting,” the “Information Statement,” and the proxy statement/prospectus, please confirm all defined terms have been fully defined within a particular document.

The Trust has revised the defined terms as appropriate and confirms its belief that they are correctly defined and used consistently in each of the above referenced documents.

4.	In the last paragraph of the “Dear Contractholder” letter and the “Notice of Special Meeting” addressing voting procedures, please briefly describe revocation rights.

The Trust has not made any changes in response to this comment. The Trust notes that the requested disclosure is currently included in the Information Statement under “How to Instruct AXA Equitable” and Proxy Statement/Prospectus under “Solicitation of Proxies and Voting Instructions.”

5.	In the first paragraph following Item 3 in the “Notice of Special Meeting,” please reconcile the phrase “investment divisions … or accounts of AXA Equitable” with the corresponding disclosure of the other documents provided. For example, the second to last paragraph of the “Dear Contractholder” letter only refers to “investment divisions of separate accounts.”

The Trust has clarified the relevant disclosure.

6.	In the last paragraph under “How to Instruct AXA Equitable” on the second page of the Information Statement, please disclose how many votes are attributed to a share and that fractional votes are also counted.

The Trust has made the requested change. Please note that the requested disclosure currently appears in the Proxy Statement/Prospectus under “Voting Rights.”

7.	In the third and fourth sentences under “How AXA Equitable Will Vote” on the second page of the Information Statement, please clarify which investment divisions are being referenced.

The Trust has made the requested change.

PROXY STATEMENT/PROSPECTUS

1.	Please provide the disclosure under “Background Information” in a more summary fashion.

The Trust has made the requested change.

Sonny Oh

August 3, 2009

2.	In Item 3 on page iii of the Proxy Statement/Prospectus, please clearly identify the SAI incorporated by reference, i.e., the SAI for this Proxy Statement/Prospectus.

The Trust believes that the current disclosure clearly identifies the SAI in that it refers to the SAI as “relating to the Reorganizations;” however, in response to the comment, the Trust has revised the relevant disclosure to identify the SAI as “relating to this Proxy Statement/Prospectus.”

3.	In the “Background Information” section on page 1 and “Board Considerations” section on page 18, please also address the name change for each Acquired Portfolio.

The Trust has made the requested change.

4.	In the last paragraph of the “Background Information” section on page 2, please reconcile the termination date of the Interim Agreement with the anticipated Closing Date, i.e., the former should end prior to when the latter begins.

The Trust has made the requested change.

5.	Prior to and in the “Comparison of Investment Objectives, Policies and Strategies,” each Proposal states at several points that a Portfolio “may invest to a limited extent” in certain securities. For clarity, please disclose those actual limits.

The Trust has not made any changes in response to this comment because the Trust believes the current disclosure clearly indicates the limited nature of a Portfolio’s investment in the relevant securities.

6.	In Proposal 1, please clarify the basis for the second to last sentence of the first sub-bullet point of the first bullet point on page 3, i.e., first footnote to performance table on page 9 states Russell 3000 represents the 3,000 largest companies.

The Trust has not made any changes in response to this comment because the Trust believes that the relevant disclosure on pages 3 and 9 currently is consistent and clearly describes how each Portfolio’s investments are selected.

7.	In Proposal 2, please reconcile the phrase “statistically small sample” in the fifth sentence of the first sub-bullet point of the first bullet point on page 10 with the phrase “statistically selected sample” in the last row of the chart on page 12.

The Trust has made the requested change.

Sonny Oh

August 3, 2009

8.	Please confirm with the Staff that each principal investment strategy for each Portfolio, as identified in its respective Form
N-1A, has been provided in the Proxy Statement/Prospectus. See Item 3(c) of Form N-14.

The Trust has revised the disclosure as appropriate and confirms its belief that each principal investment strategy for each Portfolio, as identified in its respective Form N-1A, has been provided in the Proxy Statement/Prospectus.

9.	Please include the anticipated tax consequences of each Proposal in the synopsis of each Proposal. See Item 3(b).

The Trust has not made any changes in response to this comment. The Trust believes that the penultimate sentence of the penultimate paragraph under “The Reorganizations” is responsive to Item 3(b) of Form N-14.

10.	Please confirm with the Staff that all of the principal risks of each Portfolio, as identified in its respective Form N-1A, have been provided in the Proxy Statement/Prospectus.

The Trust confirms that all of the principal risks of each Portfolio, as identified in its respective Form N-1A, have been provided in the Proxy Statement/Prospectus.

11.	Please note that this section should appear prior to the “Comparison of Investment Objectives, Policies and Strategies” section. See Item 3 of Form N-14.

The Trust respectfully declines to make the requested change because it does not believe that it is required by Item 3 of Form

N-14. The Trust notes that the only ordering requirements in Item 3 of Form N-14 are in sub-paragraphs (b) and (c), neither of which relate to the placement or location of the fee and expense tables.

12.	Please modify the second to last sentence of the preamble to state that such fees may be imposed at the Contract level.

The Trust has not made any changes in response to this comment because the Trust believes that the current disclosure addresses this comment.

13.	Please confirm with the Staff that the fee tables, other than the pro forma fee tables in the Proxy Statement/Prospectus, are identical to those provided in the respective Form N-1A of each Portfolio.

The Trust confirms that the fee tables, other than the pro forma fee tables in the Proxy Statement/Prospectus, reflect the same expense ratios as those provided in the respective Form N-1A of each Portfolio.

Sonny Oh

August 3, 2009

14.	For continuity of disclosure, please move “Federal Income Tax Considerations of the Reorganizations” from its current location so that it immediately follows “Potential Benefits of the Reorganizations to AXA Equitable” on page 20.

The Trust has made the requested change.

15.	Please reconcile the first bullet point of the bullet point list appearing on page 19 with prior disclosure, i.e., use of “substantially similar” versus “substantially identical.”

The Trust has made the requested change.

16.	In the last bullet point on the same bullet point list appearing on page 20, please clarify that such expenses exclude brokerage and related fees.

The Trust has made the requested change.

17.	The disclosure describes risks not identified in the charts on pages 6 and 13. Please clarify whether these represent principal risks of any of the Portfolios and revise any related disclosure accordingly. In the alternative, please identify these as additional risks rather than principal risks in this section.

The Trust has revised the relevant disclosure.

18.	Under “Voting Rights,” the number of outstanding shares and votes attributed to them should include the registrant and company being acquired. See Item 7(c)(3) of Form N-14.

The Trust has not made any changes in response to this comment. The Trust notes that Item 7(c)(3) of Form N-14 requires disclosure as to each class of voting securities entitled to vote at the meeting. As the shareholders of the Acquiring Portfolios are not entitled to vote at the Meeting, the Trust does not believe that the requested disclosure is required.

19.	Please also disclose that as a result of proportional voting, the votes of a small number of Contractholders may determine the outcome of any Proposal.

The Trust has made the requested change.

20.	Under “Solicitation of Proxies and Voting Instructions,” please disclose the effect of abstentions. See Item 21(b) of Schedule 14A, as required by Item 7(c)(2) of Form N-14.

The Trust has not made any changes in response to this comment because the requested disclosure is included in the last sentence of the first paragraph under “Required Shareholder Vote.”

Sonny Oh

August 3, 2009

21.	Please clarify what is meant by the last sentence of the third paragraph under “Solicitation of Proxies and Voting Instructions” on page 35.

The Trust has clarified the relevant disclosure.

22.	Under “Other Matters” on page 35, the disclosure should provide a general time frame in which to submit proposals once a meeting date is determined.

The Trust has made the requested change.

APPENDIX A

As applicable, please modify the agreement to reflect any changes made in response to any Staff comments.

The Trust has not made any changes in response to this comment because the Trust does not believe that any changes are necessary.

STATEMENT OF ADDITIONAL INFORMATION

Please confirm whether the SAI adequately incorporates by reference all relevant documents required to fulfill the disclosure required in the SAI pertaining to both the Acquiring and Acquired Portfolios; otherwise please provide such disclosure. See Instruction G of Form N-14. For example, Item (1) only references the Acquiring Portfolios as opposed to both the Acquiring and Acquired Portfolios.

The Trust confirms its belief that the documents incorporated by reference fulfill the relevant SAI disclosure requirements of Form

N-14. The Trust notes that Item 13 of Form N-14 requires information regarding an acquired fund only when a transaction is being submitted to a registrant’s shareholders.

PART C

Please confirm that the relevant provisions noted in the Instruction to Item 15 of Form N-14 have been applied as applicable.

The Trust has not made any changes in response to this comment because the Trust does not believe that the Instruction to Item 15 of Form N-14 requires the Trust to include additional disclosure in the Part C.

ACCOUNTING COMMENTS

Since no pro forma financial statements have been included, the capitalization table should be dated within thirty days of the filing date of Form N-14.

The Trust has not made any changes in response to this comment. The Trust does not believe that Item 14.2 requires the capitalization table to be dated within 30 days prior to the filing date of a Form N-14

Sonny Oh

August 3, 2009

registration statement. In addition, the Trust notes that Item 4 of Form N-14, which requires existing and pro forma capitalization tables to be included in a Form N-14 registration statement, does not require that the information presented in the tables be dated as of a certain date. In the absence of a definitive requirement in this regard, the Trust believes that it is reasonable to include a capitalization table as of the date of the financial statements that the Trust otherwise would be required to include pursuant to the requirements of Form N-14.

MISCELLANEOUS

Please provide appropriate representations and a response letter in the form of IDEA correspondence in regard to this Prospectus/Proxy Statement.

This response letter and a “Tandy” letter have been filed in the form of IDEA correspondence.

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Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.

Andrea Ottomanelli Magovern, Esq.

K&L Gates LLP